Schedule 13G

Exhibit A

Identification and Classification of Members of Subsidiaries

TOTAL GAS & POWER USA, SAS

TOTAL GAS & POWER USA, SAS, a company organized under the laws of France, is a 100% held indirect subsidiary of TOTAL S.A. The address of TOTAL GAS & POWER USA, SAS’s principal business and office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

TOTAL GAS & POWER USA, SAS beneficially owns the following shares:

Amount beneficially owned:	9,651,004
Percent of class:	22.01%
Number of shares as to which such person has:

Sole power to vote:	9,651,004
Shared power to vote:	-0-
Sole power to dispose of:	9,651,004
Shared power to dispose of:	-0-